SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 6000 HOUSTON, TX 77002 (713) 495 4500 (713) 495 7799 FAX mmetts@sidley.com (713) 495-4501	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA FOUNDED 1866	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

December 10, 2014

VIA EDGAR
Mr. Parhaum J. Hamidi
Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ZaZa Energy Corporation
Post-Effective Amendment No. 12 to Form S-1 on Form S-3
(File No. 333-184036)

Dear Mr. Hamidi:

Reference is made to the letter of ZaZa Energy Corporation (the “Company”), filed as correspondence via EDGAR on December 5, 2014, in which the Company requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, December 9, 2014, at 2:00 p.m. Eastern Time, in accordance with Rule 461(a) under the Securities Act of 1933, as amended.  On behalf of the Company, we are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Sidley Austin LLP

By:	/s/ J. Mark Metts
J. Mark Metts

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.